Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the three months ended March 31:

	2015	2014
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$50,618	$47,850
Interest and other debt expense (1)	16,443	20,160
Interest portion of rental expense	142	146
Earnings before fixed charges	$67,203	$68,156

Fixed charges:
Interest and other debt expense (1)	$16,443	$20,160
Interest portion of rental expense	142	146
Capitalized interest	172	61
Total fixed charges	$16,757	$20,367

Ratio of earnings to fixed charges	4.01	3.35
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(1) Includes a loss on early extinguishment of debt of $1.5 million for the three months ended March 31, 2014.